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                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

    TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 13e-3 THEREUNDER

     RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                               SILVER DINER, INC.
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                              (Name of the Issuer)

                                     ISSUER
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                      (Names of Person(s) Filing Statement)

                    COMMON STOCK, $.00074 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                    827655101
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                      (CUSIP Number of Class of Securities)

                    Robert T. Giaimo, Chief Executive Officer
  Silver Diner, Inc., 11806 Rockville Pike, Rockville, MD 20852 (301) 770-0333
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                 (Name, Address, and Telephone Numbers of Person
   Authorized to Receive Notices and Communications on Behalf of the Person(s)
                               Filing Statement)

    This statement is filed in connection with (check the appropriate box):

    a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

    b. [_] The filing of a registration statement under the Securities Act of 1933.

    c. [_] A tender offer.

    d. [_] None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

    Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                            Calculation of Filing Fee
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         Transaction Valuation*                    Amount of Filing Fee

              $867,200                                   $174.00
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* For purposes of calculating the fee only, this amount assumes the acquisition of 2,710,000 shares of common stock of the subject company for $0.32 per share in cash in lieu of fractional shares issuable in a reverse stock split. The amount of the filing fee equals 0.0002 times the aggregate transaction value.

[X] Check the box if any part of the fee is offset as provided by Exchange Act
    Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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Amount Previously Paid: $174.00                Filing Party:  Silver Diner, Inc.
Form or Registration No.: Schedule 13E-3       Date Filed: May 10, 2002

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                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by Silver Diner, Inc. pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. The Company is submitting to its shareholders a proposal to approve and adopt a Certificate of Amendment to the Company's Restated Certificate of Incorporation providing for:

     (a) a one-for-5,000 reverse stock split of the Company's Common Stock (the "Reverse Split"); and

     (b) a cash payment of $ 0.32 per share in lieu of the issuance of any resulting fractional shares of common stock to persons who would hold a fraction of one whole share of common stock of record in any discrete account after the proposed Reverse Split.

Items (a) and (b) will be considered one proposal and referred to herein as the "Reverse Split Proposal." The Reverse Split Proposal is upon the terms and subject to the conditions set forth in the Company's Proxy Statement (the "Proxy Statement") for the Company's Annual Meeting (the "Annual Meeting") a copy of which was first filed under cover of the Company's Schedule 14A filed with the Securities and Exchange Commission on May 10, 2002, Amendment No. 1 to which was filed under cover of the Company's Schedule 14A filed with the Securities and Exchange Commission on July 10, 2002, and Amendment No. 2 to which was filed under cover of the Company's Schedule 14A filed with the Securities and Exchange Commission on August 7, 2002, and is incorporated herein by reference in its entirety. The other purposes of the Annual Meeting are to elect directors, and transact such other business as may properly come before the Annual Meeting.

     All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

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ITEM 1 - Summary Term Sheet

     The required information is incorporated herein by reference to the section in the Proxy Statement entitled "Summary Term Sheet."

ITEM 2 - Subject Company Information

     (a) The required information is incorporated herein by reference to Part I, Item 1 of the Annual Report on Form 10-K, for the fiscal year ended December 30, 2001, filed with the Securities and Exchange Commission on April 1, 2002, as amended by Form 10-K/A, filed with the Securities and Exchange Commission on June 24, 2002 (the "Annual Report").

     (b)  The required information is incorporated herein by reference to the section in the Proxy Statement entitled "Summary Term Sheet."

     (c) The required information is incorporated herein by reference to Part II, Item 5 of the Annual Report and to the section in the Proxy Statement entitled "Special Factors - Fairness of the Price."

     (d) The required information is incorporated herein by reference to Part II, Item 5 of the Annual Report and to the section in the Proxy Statement entitled "Special Factors -- Description of the Reverse Stock Split."

     (e)  Not applicable.

     (f)  The required information is incorporated herein by reference to the section in the Proxy Statement entitled "Executive Compensation -- Related Party Transactions -- Affiliated Stock Purchases."

ITEM 3 - Identity and Background of Filing Person

     (a) The required information is incorporated herein by reference to Part I, Item 1 of the Annual Report.

     (b)  Not applicable.

     (c) The required information is incorporated herein by reference to the sections in the Proxy Statement entitled "Beneficial Ownership" and "Election of Directors."

ITEM 4 - Terms of the Transaction

     (a) The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Description of the Reverse Stock Split."

     (c)  Not applicable.

     (d) The required information is incorporated herein by reference to the sections of the Proxy Statement entitled "Summary Term Sheet -- Questions and Answers Regarding Stock Split" and "Description of the Reverse Stock Split."

     (e) The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Special Factors - Consideration of Procedural Fairness for All Shareholders."

     (f) The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Special Factors -- Effects of the Reverse Stock Split on the Company."

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ITEM 5 - Past Contacts, Transactions, Negotiations and Agreements

       (a) The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Related Party Transactions."

       (b)    (3)    The required information is incorporated herein by
reference to the sections of the Proxy Statement entitled "Recommendation of the Board of Directors; Background of Determination of Fairness of the Reverse Stock Split" and "Frequently Asked Questions."

       (c) The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Recommendation of the Board of Directors; Background of Determination of Fairness of the Reverse Stock Split."

       (e)    The required information is incorporated herein by reference to
Part II, Item 11 of the Annual Report.

ITEM 6 - Purposes of the Transactions and Plans or Proposals

       (b)    Not applicable.

       (c)    (1)    Not applicable.

              (2)    Not applicable.

              (3)    Not applicable.

              (4)    Not applicable.

              (5)    Not applicable.

              (6) The required information is incorporated herein by reference to the sections of the Proxy Statement entitled "Summary Term Sheet" and "Special Factors -- Effects of the Reverse Stock Split on the Company."

              (7) The required information is incorporated herein by reference to the sections of the Proxy Statement entitled "Summary Term Sheet" and "Special Factors -- Effects of the Reverse Stock Split on the Company."

              (8) The required information is incorporated herein by reference to the sections of the Proxy Statement entitled "Summary Term Sheet" and "Special Factors -- Effects of the Reverse Stock Split on the Company."

ITEM 7 - Purposes, Alternatives, Reasons and Effects

       The required information is incorporated herein by reference to the sections of the Proxy Statement entitled "Special Factors--Purposes of and Reasons for the Reverse Stock Split" and "Special Factors-Alternatives Considered."

ITEM 8 - Fairness of the Transaction

       The required information is incorporated herein by reference to the sections of the Proxy Statement entitled "Special Factors -- Fairness of the Reverse Stock Split."

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ITEM 9 - Reports, Opinions, Appraisals and Negotiations

       (a) The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Description of the Reverse Stock Split -- Recommendation of the Board of Directors; Background of Determination of Fairness of the Reverse Stock Split."

       (b) The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Description of the Reverse Stock Split -- Recommendation of the Board of Directors; Background of Determination of Fairness of the Reverse Stock Split."

       (c) The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Description of the Reverse Stock Split -- Recommendation of the Board of Directors; Background of Determination of Fairness of the Reverse Stock Split."

ITEM 10 - Source and Amounts of Funds or Other Consideration

       The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Description of the Reverse Stock Split -- Source of Funds and Expenses."

ITEM 11 - Interest in Securities of the Subject Company

       (a) The required information is incorporated herein by reference to the sections of the Proxy Statement entitled "Beneficial Ownership," "Election of Directors" and "Executive Compensation."

       (b) The required information is incorporated herein by reference to the sections of the Proxy Statement entitled "Beneficial Ownership" and "Executive Compensation."

ITEM 12 - The Solicitation or Recommendation

       (d) The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Description of the Reverse Stock Split -- Recommendation of the Board of Directors; Background of Determination of Fairness of the Reverse Stock Split."

       (e) The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Description of the Reverse Stock Split -- Recommendation of the Board of Directors; Background of Determination of Fairness of the Reverse Stock Split."

ITEM 13 - Financial Statements

       (a)    (1)    The required information is incorporated herein by
                     reference to the financial statements contained in Part II,
                     Item 8 of the Annual Report.

              (2) The required information is incorporated herein by reference to the financial statements contained in Part II,
                     Item 8 of the Annual Report.

              (3)    Not applicable.

              (4) The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Summary Term Sheet."

       (b)    (1)    The required information is incorporated herein by
                     reference to the section of the Proxy Statement entitled
                     "Special Factors - Financial Information."

              (2)    Not applicable.

              (3) The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Special Factors - Effects of the Reverse Stock Split on the Company."

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ITEM 14 - Persons/Assets, Retained, Employed, Compensated or Used

       (a) Not applicable.

       (b) The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Method of Proxy Solicitation."

ITEM 15 - Additional Information

       Not applicable.

ITEM 16 - Exhibits

       (a) The required information is incorporated herein by reference to the Proxy Statement.

       (b)    The required information is incorporated herein by reference to
              Exhibit 10.33 to the Annual Report.

       (c)    The required information is attached hereto as Exhibit 99.1.

       (d)    The required information is attached hereto as Exhibits
              10.1-10.16.

       (f)    Not applicable.

       (g)    Not applicable.

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             /s/ Robert T. Giaimo
                                             -----------------------------------
                                             SIGNATURE

                                             Robert T. Giaimo
                                             President, Chief Executive Officer
                                             -----------------------------------
                                             NAME AND TITLE

                                             August 7, 2002
                                             -----------------------------------
                                             DATE

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